Filed by Shelton Funds
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: STF Tactical Growth ETF and
STF Tactical Growth & Income ETF, both a series of Listed Funds Trust
SEC File No.: 333-294753

SHELTON FUNDS 1401 Lawrence Street, Suite 1550 Denver, Colorado (800) 955-9988 sheltoncap.com

WE APOLOGIZE FOR THE ADDITIONAL FOLLOW-UP

June 29, 2026

Dear Shareholder:

If you cast your important proxy vote since we mailed this follow-up letter, thank you. If you have not yet cast your proxy vote for the upcoming special meeting of the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF, please help us by doing so today. The meeting is on July 7th, and we very much need your vote to proceed with important business of the Funds.

Thank you for your attention to this important matter. Sincerely,

Steve Rogers

Chief Executive Officer

A copy of the proxy statement can be viewed at

vote.proxyonline.com/sheltonfunds/docs/STF2026mtg.pdf

Here are three convenient methods for voting your proxy:

1.	Vote by Touch-tone Phone. You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card.
2.	Vote Online. You may cast your vote online by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the prepaid return envelope provided.